Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following materials are being distributed by CTWS to community leaders by mail and email and were first distributed on May 7, 2018.

**********

Attached are the materials regarding the merger and matters relating to Eversource that will be sent in the mail tomorrow to the chief elected officials and town managers in all of our service towns.

Appreciate you sharing at your meeting. Please let us know if there are questions or people we should follow up with after your meeting.

Thank you.

May 7, 2018

To Officials in Connecticut Water Service Towns:

At Connecticut Water we recognize the responsibility we have to provide for the public health and safety of our 104,000 water customers in 59 communities across the state and consider ourselves to be an integral part of those communities we serve.

We recently announced plans to merge with SJW Group, a highly respected water company with complementary expertise and a shared commitment to supporting employees, protecting the environment, investing in water systems and contributing to local economic development for the benefit of the customers and communities served. As a merger of equals, there will be a combined Board of Directors and leadership team with Connecticut based decision makers and employee teams available in our service communities across the state.

We are proud of our 215 dedicated employees who are available 24/7 to provide safe, clean drinking water and reliable service to our customers. Our teams’ experience and commitment to service is reflected in our strong record in water quality and environmental compliance as well as in our consistently high levels of customer satisfaction with ratings of 93.4 % in the most recent customer survey conducted by an independent research firm.

The Company also has a proven track record in surveys conducted with state and local officials who rated us 91.4% overall in the 2017 survey including strong results in:

•	maintaining water quality (97.2%);

•	responding quickly to emergency (97.1%);

•	having qualified capable employees (91.9%);

•	being a good corporate citizen (90.5%); and

•	providing reliable service (100%).

We stand behind these results and are committed to continue to deliver in these areas.

We are confident that this combination with SJW Group will allow us to maintain our tradition of quality and service for the benefit of the customers and communities we serve. Our trusted employees, who live and work in your community, will remain with the company serving our customers from our local offices with no merger related layoffs.

After we announced our proposed merger with the SJW Group, Eversource submitted an unsolicited proposal to acquire our company. Eversource launched an aggressive campaign to derail the merger, which was approved by our independent Board of Directors, and the many benefits it provides for our customers and communities. Under their plan, your water company would be taken over by Eversource, which is primarily an electric and gas company that lacks the history and focus on water service that our customers deserve.

Our Board, with the support of legal and financial advisors, carefully evaluated Eversource’s proposal, and unanimously determined not to pursue it. The independent directors of our board affirmed that our merger with the SJW Group is the best path forward for our stakeholders including employees, customers and communities.

We have enclosed some materials on the merger with the SJW Group and Connecticut Water’s record of delivering clean, safe drinking water and reliable service. We believe when you weigh those facts against your experiences and the record of Eversource, it will be clear that the merger of Connecticut Water with the SJW Group is the better choice for the customers and communities we serve.

We have submitted an application to the Public Utilities Regulatory Authority (PURA) for approval of the merger with the SJW Group. We will let you know of opportunities for public comment during the regulatory approval process and would welcome your participation at the appropriate time

We hope you value our trusted, experienced local teams of water professionals and the service we provide to our customers and communities, which will continue under the merger with the SJW Group. Please help ensure that continues and the many benefits of our merger are realized for all of the stakeholders.

We ask that you share this information with other town officials or individuals who may have questions. You can visit www.sjw-ctws.com for information on the merger and should feel free to contact me at mwestbrook@ctwater.com or Dan Meaney at dmeaney@ctwater.com (860-664-6016) if you have any questions or need additional information.

We hope that we can have your support and the support of those in your community on this important matter that will affect the future of water service in your community. Thank you.

Sincerely,

Maureen P. Westbrook

Vice President

Customer & Regulatory Affairs

Tap into the Benefit of the Merger of Connecticut Water with the SJW Group See how Connecticut Water’s record of service compares to Eversource Energy’s. Based on the facts, it is clear that you can trust Connecticut Water and the SJW Group with your drinking water and service. Connecticut Water and SJW Group deliver safe, reliable water service. Water is what we do. Our company and our team of water professionals are focused 100% on water quality, service and reliability for our customers and communities. We have made investments in our systems and have a proven record of service and reliability. Our dedicated team of employees work around the clock as necessary to meet customers’ expectations and provide continued reliable service. A recent example is the March 7th storm, during which our water customers continued to receive service without interruption, despite the fact that 31 Connecticut Water Company facilities serving 14,000 of our customers were among the nearly quarter of a million Eversource electric customers across the state without power for as many as five days. Our merger with SJW Group will keep the experienced local employee teams in place with no job cuts. Water is a local business and that means local teams in the communities we serve. With the SJW Group merger, Connecticut Water customers can continue to count on the same people they know and trust, and employees can continue to count on a leadership team who values their hard work. Our planned merger is focused on future growth opportunities and does not require cuts in jobs or services typical of an acquisition. No merger-related layoffs are planned. Individuals’ own experiences with Eversource give reason for pause. There are recurring reports from customers and local officials of extensive power outages and poor communications during such events. Eversource is currently under investigation by the Public Utilities Regulatory Authority (PURA) regarding customer shutoffs, which are reported to have increased almost 100 percent from 2015 to 2017. Eversource has a poor customer service record. Eversource is currently under investigation by PURA regarding customer shutoffs, which affected 52,298 customers in 2017, an increase of almost 100 percent from 2015 to 2017. Data from independent surveys tell the story: o According to J.D. Power’s 2017 customer satisfaction survey, Eversource ranked: in the bottom quartile rankings for the East Region and near the bottom nationally o According to Wired Group’s 2017 survey, Eversource ranked: in the bottom half in four of the five categories used to rate electric utilities around the country and 97th out of 103 electric utilities in the category of customer satisfaction For more information go to www.sjw-ctws.com

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.

Connecticut Water AVON · HERITAGE VILLAGE

Maine Water

SJW GROUP AND CONNECTICUT WATER SERVICE, INC. TO COMBINE TO CREATE 3RD LARGEST INVESTOR-OWNED WATER AND WASTEWATER UTILITY IN THE UNITED STATES

New Company Positioned to Serve Customers, Create Opportunities for Employees, Drive Growth and Maintain Commitment to Environment

Multi-State Operations with Corporate Headquarters in San Jose, CA and New England Headquarters in Clinton, CT

The boards of directors of SJW Group and Connecticut Water Service, Inc. have approved an agreement to combine the companies through a merger of equals.

Two leading and complementary water utility companies will join to create significant long-term benefits for customers, employees, communities and shareholders. The new combined organization will maintain the longstanding commitments of Connecticut Water and SJW Group to outstanding customer service.

The combination will create a new larger, stronger company with opportunities to leverage skills and resources, make investments across a diverse set of geographies and enhance the delivery of service. The combined company will be able to deliver greater value and benefits for customers, employees, communities and shareholders than either company could deliver on its own.

The new company's combined leadership team has a closely aligned focus on a 'culture of service' and honoring their strong records of environmental stewardship.

The employees share a passion for delivering life-sustaining water service to families and communities, serving their colleagues, being good stewards of the natural resources entrusted to them and creating shareholder value through prudent investments in their water systems.

The best practices of each of the companies will be carried forward to deliver on commitments to customers and communities, employees and shareholders.

THE COMBINED COMPANY WILL:
Be the 3rd largest investor-owned water and wastewater utility in the U.S.
Serve +1.5M people
Employ +700 water professionals
Have increased scale and geographic diversity
Maintain longstanding commitments to outstanding customer service
Leverage combined operating expertise and enhanced financial strength
Have a national size and presence while being locally focused and engaged

MAY UPDATE ON MERGER WITH SJW GROUP

As you may have seen, following our announced agreement to merge with SJW Group, Eversource Energy made an unsolicited acquisition proposal for Connecticut Water and subsequently initiated a proxy contest in an attempt to derail the SJW Group merger and the many benefits it creates.

In accordance with the terms of our merger agreement with SJW Group, and in consultation with our legal and financial advisors, our Board of Directors:

- Carefully reviewed Eversource's unsolicited acquisition proposal, and
- Unanimously concluded that the Eversource proposal is not superior to the merger with SJW Group.

At the appropriate time, we will mail to our shareholders our proxy statement and voting materials, including a green proxy card, which will encourage them to vote "FOR" the merger with SJW Group.

To be clear, **our merger agreement with SJW Group remains in place**, and we are moving forward toward completing the transaction, which we continue to expect to occur by year-end 2018.

Importantly, the many benefits we discussed when we announced our merger with SJW Group remain true today. Together, Connecticut Water and SJW Group create a new larger, stronger company capable of delivering greater **value and benefits for our employees, customers, communities and shareholders** than either company could deliver on its own.

We continue to believe SJW Group is an ideal partner for Connecticut Water. Unlike large diversified utilities, **100% of our business focus is on delivering clean safe drinking water and reliable water service to our customers and communities**, and this focus shows in the records of superior customer satisfaction and superior value creation of both SJW Group and Connecticut Water.

ConnecticutWater
AVON · HERITAGE VILLAGE
MaineWater

SJW GROUP AND CONNECTICUT WATER SERVICE, INC. TO COMBINE TO CREATE 3RD LARGEST INVESTOR-OWNED WATER AND WASTEWATER UTILITY IN THE UNITED STATES

SERVING CUSTOMERS

- The company's operating utilities and customers will continue to be supported locally by the existing team of passionate, dedicated employees and leaders.
- Employees will bring their extensive certifications, operating experience and local knowledge to support the communities they serve.
- Sharing of best practices, IT systems, operational expertise and more extensive resources can enhance delivery of service.
- There will be no change in customer rates as a result of the merger, and the operating subsidiaries of the combined company will continue to be subject to oversight by their respective state regulatory commissions for rates and quality of service.
- Increased scale and more diverse geographic footprint will provide the opportunity for investments in service and reliability that can enhance service for customers and communities and value for shareholders.
- The company will maintain their annual capital budgets and continue to make investments in water quality and service across its combined operations.
- Construction of the new surface water treatment facility in Saco, ME will continue as planned.

COMBINED LEADERSHIP

There will be a combined Board of Directors with a New England Headquarters located in Clinton, CT, with the existing president and leadership team.

Eric Thornburg, Chairman, President and Chief Executive Officer

David Benoit, President, New England Region overseeing CT Water, Avon and Heritage Village utilities

Richard Knowlton, President, Maine Water Company

Leadership at the existing utility operations:

Leadership positions at the combined company:

- **James Lynch,** CFO, SJW Group
- **Kristen Johnson,** Chief Human Resource Officer, SJW Group
- **Suzy Papazian,** General Counsel/Corporate Secretary, SJW Group
- **Andrew Walters,** Chief Administrative Officer, SJW Group
- **Maureen Westbrook,** SVP, External Affairs, SJW Group

COMMUNITIES AND THE ENVIRONMENT

- The new company will maintain the local teams and leaders with strong community ties. They will continue to participate in community events and organizations and support economic development and local investments in growth, safety and reliability.
- The companies will maintain their focus on environmental stewardship, which is a core value for both organizations, given the local nature of the water business.
- The companies will continue as industry leaders to promote water conservation and protect the valuable lands and water resources that have been entrusted to them.
- The combined company will continue efforts to reduce its environmental footprint and implement sustainable business practices.

SERVING EMPLOYEES

- There is a strong cultural fit between the companies, and we will build a unified team that is well-positioned to deliver on our strategy and drive future growth.
- The new company's combined leadership team is closely aligned in their focus on a 'culture of service' and commitment to their valued employees.
- The companies do not anticipate any significant changes in employee compensation or benefits packages as a result of the transaction.
- As part of a larger, stronger, more diverse organization, employees will have additional opportunities for career development and geographic mobility.

We will continue to rely on our dedicated teams of employees locally who consistently deliver high-quality, well-run operations and world class customer service.

TIMING AND APPROVALS

- The transaction is expected to close by year-end 2018 and is subject to various state and federal approvals, customary closing conditions, and approval of Connecticut Water and SJW Group shareholders.

SJW GROUP AND CONNECTICUT WATER SERVICE, INC. TO COMBINE TO CREATE 3RD LARGEST INVESTOR-OWNED WATER AND WASTEWATER UTILITY IN THE UNITED STATES Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.    Additional Information and Where to Find It In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https:// ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.    No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.    Participants in the Solicitation The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy                [GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]S JW GROUP CON TAC T S Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com CONNEC T ICU T WAT ER CON TAC T Daniel J. Meaney, APR Director, Corporate Communications dmeaney@ctwater.com

Connecticut Water
AVON · HERITAGE VILLAGE



CONNECTICUT WATER SERVICE, INC. SUMMARY

Connecticut Water, and its operating utilities, provide high quality water and excellent customer service to 104,000 customers or more than 360,000 people across the state in 59 towns.

Connecticut Water has operated for 60 years and recently acquired Avon Water Company and Heritage Village Water Company which provides both water and wastewater services to customers.

The three separate companies in the state, are regulated by the Public Utilities Regulatory Authority (PURA) for rates and quality of service of each company.

Company	Number of Service Communities	Number of Customers Served	Number of Employees
Connecticut Water Company	59	94,000	202
Avon Water Company	3	4,800	7
Heritage Village Water Company	3	5,000	9

OUR SERVICE AREA TRULY SETS US APART

WE PROVIDE SERVICE TO ALL OR PART OF

- Ashford
- Avon
- Beacon Falls
- Bethany
- Bolton
- Brooklyn
- Burlington
- Canton
- Chester
- Clinton
- Colchester
- Columbia
- Coventry
- Deep River
- Durham
- East Granby
- East Haddam
- East Hampton
- East Windsor
- Ellington
- Enfield
- Essex
- Farmington
- Griswold
- Guilford
- Hebron
- Killingly
- Killingworth
- Lebanon
- Madison
- Manchester
- Mansfield
- Marlborough
- Middlebury
- Naugatuck
- Old Lyme
- Old Saybrook
- Oxford
- Plainfield
- Plymouth
- Portland
- Prospect
- Somers
- Simsbury
- South Windsor
- Southbury
- Stafford
- Stonington
- Suffield
- Thomaston
- Thompson
- Tolland
- Vernon
- Voluntown
- Waterbury
- Westbrook
- Willington
- Windsor Locks
- Woodstock

OUR COMPANY

Water is essential to sustain life, our economy and our communities. Our families require clean, safe drinking water for their health. Our communities need it for public safety, fire protection, recreation and economic development.

We know how important it is to provide our customers with high-quality drinking water and reliable service, and we have a strong team of employees ready to serve our customers and communities.

Employees:

Employ over 200 professionals who ensure that we provide high quality water and responsive service to customers every day.

Customers:

93,769 residential customers, 7,150 commercial and industrial accounts, and state and municipal facilities in 59 towns (fire safety, schools and public buildings)

Our Water System:

Combined supply capability of more than 60 million gallons per day available to serve our customers and communities.

- 18 different surface water sources (rivers, lakes and reservoirs),
- more than 200 wells (groundwater supplies), and
- 22 water treatment facilities, including 5 major surface water treatment facilities.

Despite power outages experienced at 31 Connecticut Water facilities after a nor'easter, approximately 14,000 customer served by those water systems did not have any interruptions in water service because we had backup generators. Being able to provide continued service through widespread power outages is a testament to careful planning, smart infrastructure investment and the dedicated teams that maintain our systems.

INVESTMENT IN INFRASTRUCTURE

The company has a long history of investing in the water systems so we can meet the water supply needs of our current customers and honor our responsibility to future generations.

- ✓ $45.6 Million of investments in the Connecticut Water Company systems in 2018 capital budget.
- ✓ $2.9 Million budgeted for system improvements in 2018 in the recently acquired systems of Avon Water and Heritage Village.
- ✓ $332 Million invested in the past decade in the water systems of Connecticut Water Company alone.
- ✓ Over 118 miles of pipe and aging infrastructure replaced in Connecticut Water system since 2007 when the Water Infrastructure and Conservation Adjustment tool became available.
- ✓ $34 Million Drinking Water Treatment Facility in Rockville, CT that will provide water service for current and future customers in northern Connecticut completed in 2017.

PUBLIC OFFICIAL SATISFACTION

Surveys of public officials at the state and local level by an independent research firm on behalf of Connecticut Water reflect high levels of satisfaction with the company, in several areas including communication, relationship with local management team, community outreach, coordination of construction projects and water conservation efforts.


2017 Public Opinion Leader Survey
Average 91.4
Responds to emergences quickly 97.1
Improving water service, reliability and fire... 92.1
Maintaining quality water 97.2
Operating efficiently 92.6
Qualified/ capable management 91.4
Qualified/capable employees 91.9
Good corporate citizen 90.6
Good value 93.5
Reliable service 100
84 86 88 90 92 94 96 98 100 102

CUSTOMER SATISFACTION

- Customer satisfaction surveys conducted by an independent research firm on behalf of Connecticut Water show our customer satisfaction at World Class Levels – consistently in excess of 90%.


Customer Satisfaction Ratings
100
95
90
85
80
75
91.3
94.1
93.4
Company
Office
Field
CSI
Avon
Heritage Village
CWC

ENVIRONMENTAL STEWARDSHIP

We have a strong record of environmental stewardship, as captured in our 2016 Corporate Responsibility Report. We are proud of activities across the entire breadth of the organization, in the areas of sustainability, environmental stewardship, water conservation, energy management and social awareness.

- Environmental Policy
- Source Water Protection
- Recreation & Open Space
- Forest Management
- Water Conservation
- Leveraging Technology
- Energy Management
- Transportation Management
- Charitable Giving and Community Involvement
- Partnering for Sustainability

Connecticut Water has received awards and recognition for their industry leadership in areas across the organization that benefit our customers, employees and the environment.

- Connecticut Department of Environmental Protection Green Circle Award for increasing public access at some of our properties and for implementing technological/process changes that improved water quality. (3 time recipient)
- NAWC Management Innovation Award and Stevie Award for Customer Service Innovation for Customer Protection Program.
- CT Construction Industry Association Safety Award for workplace safety programs. (14 years)
- EPA Partnership for Safe Water Directors Award for two of our water treatment facilities. (17 Years)
- Rockfall Foundation 2016 Environmental Award.
- Middlesex County Substance Abuse Action Council - Harry E. Burr Award 2016 - Prevention Awareness.